UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT 1934

For the month of July, 2006

COLES MYER LTD.

(Translation of registrant's name into English)

800 TOORAK ROAD, TOORONGA, VICTORIA, AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pusuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Coles Myer Ltd.

ABN 11 004 089 936

800 Toorak Road, Tooronga, 3146

Telephone (03) 9829 3111

Facsimile (03) 9829 6787

Postal Address: PO Box 2000, Glen Iris, 3146

News Release

10 July 2006

Share Buy-Back Results

  Off-market buy-back discount of 13%

  Off-market buy-back price $10.23 per share based on a market price of $11.7574
  81.8 million shares bought back for $837.0 million
  Fully franked dividend for tax purposes of $7.23 per share
  On-market buy-back of up to $163.0 million

Coles Myer Ltd today announced the successful completion of its off-market share buy-back.

A total of 81.8 million shares were purchased for $837.0 million - approximately 6.4% of shares on issue. The buy-back discount was determined to be a 13% discount to the market price of $11.7574. Shareholders will be paid $10.23 for each share bought back.

The balance of the $1 billion capital management program will be conducted by an on-market buy-back.

"The first phase of Coles Myer's $1 billion program has been completed. The off-market buy-back has been highly successful and has delivered on Coles Myer's commitment to returning surplus capital to shareholders," Coles Myer CEO, John Fletcher, said.

"The combination of an off-market buy-back at a 13% discount, with the balance to be completed on-market, allows Coles Myer to optimise the effect of the capital management program for the benefit of Coles Myer and its shareholders.

"The buy-backs are expected to enhance earnings per share and return on equity for Coles Myer shareholders."

$7.23 of the buy-back price is treated for Australian tax purposes as a fully franked dividend. For capital gains tax purposes, Australian residents and complying superannuation funds whose shares are bought back will be deemed to have disposed of each share for $4.19.

All shares tendered in the off-market buy-back as a final price tender, or at a tender discount greater than or equal to a 13% discount to the market price, were bought back.

Shares tendered into the off-market buy-back at a tender discount smaller than 13% were not bought back. These shares are now available for shareholders to deal with at their discretion.

Buy-back proceeds will be despatched to successful shareholders' nominated bank accounts or otherwise sent by mail on Friday 14 July 2006.

Shareholders may view updated details of their holding online at www.colesmyer.com/buyback. Shareholders who have any queries in relation to their off-market buy-back tender may contact the Coles Myer shareholder information line on 1300 130 278 or +61 3 8280 7768 if calling from outside Australia.

Further enquiries:

Media Scott Whiffin 03 9829 5548

Analysts John Di Tirro 03 9829 4521

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

COLES MYER LTD.

(Registrant)

By  /s/  R F BENNETT

(Signature)

ROBERT F BENNETT

COMPANY SECRETARIAT MANAGER

Date July 11, 2006